March 9, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ernest Greene, Staff Accountant
Anne McConnell, Staff Accountant

Re: Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2022
Filed April 21, 2022
Form 8-K
Filed April 7, 2022
File No. 001-08495

Ladies and Gentlemen:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff (the “Staff”) included in the Securities and Exchange Commission’s (the “Commission”) comment letter dated February 27, 2023, with regard to the above-referenced Company’s Form 10-K for the fiscal year ended February 28, 2022, filed April 21, 2022, and Form 8-K filed April 7, 2022 (the “Filing”), are set forth below.

For the convenience of the Staff, the Company has formatted this letter such that the Company repeats the Staff’s comments below in italics with the Company’s response immediately following each comment.

Form 8-K filed on April 7, 2022
Exhibit 99.1
Summarized Segment and Income (Loss) from Unconsolidated Investments Information, page 12
1.We note your tabular presentations include numerous amounts; however, it is not clear if or how the amounts presented reconcile to consolidated amounts. In this regard, please address the following in future filings:
•Clarify and explain if or how the separate segment operating income (loss) amounts reconcile to consolidated operating income (loss) amounts;
•Clarify and explain if or how the separate segment income (loss) from unconsolidated investments amounts reconcile to consolidated income (loss) from unconsolidated investments amounts; and
•Clarify or explain why the amounts identified as Canopy equity earnings (losses) appear to represent comparable non-GAAP amounts rather than reported GAAP amounts.

207 High Point Drive, Building 100, Victor, NY 14564
Please enjoy our products responsibly. © 2020 Constellation Brands Inc., Victor, NY

United States Securities and Exchange Commission
March 9, 2023

Company Response: The Company acknowledges the Staff’s comment. In response to the first bullet, the Company respectfully advises the Staff that consolidated operating income (loss) amounts in the Filing are calculated as (i) Beer Segment operating income (loss), plus (ii) Wine and Spirits Segment operating income (loss), plus (iii) Corporate Operations and Other Segment operating income (loss), minus (iv) Comparable Adjustments to Consolidated operating income (loss).

In response to the second bullet, the Company respectfully advises the Staff that consolidated income (loss) from unconsolidated investment amounts in the Filing are calculated as (i) Wine and Spirits Segment income (loss) from unconsolidated investments, plus (ii) Corporate Operations and Other Segment income (loss) from unconsolidated investments, plus (iii) Canopy equity earnings (losses), minus (iv) Comparable Adjustments to Consolidated income (loss) from unconsolidated investments. The Company also respectfully advises the Staff that in future filings the Company will remove segment, consolidated, and comparable income (loss) from unconsolidated investment amounts from the tabular presentation of “Summarized Segment and Income (Loss) from Unconsolidated Investments Information” and rename the section “Summarized Segment Information.”

In response to the third bullet, the Company respectfully advises the Staff that in future filings the Company will remove Canopy equity earnings (losses) from the tabular presentation of the renamed “Summarized Segment Information” section.

The Company would anticipate using the proposed presentation in Appendix A attached hereto in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings. In order to provide additional clarity related to the Company’s response to the first bullet of the Staff’s comment, the consolidated operating income (loss) amounts in the proposed presentation in Appendix A are calculated as (i) Comparable adjustments to operating income (loss), plus (ii) Beer segment operating income (loss), plus (iii) Wine and Spirits segment operating income (loss), plus (iv) Corporate Operations and Other segment operating income (loss), plus (v) Canopy operating income (loss), plus (vi) Operating income (loss) listed under the Consolidation and Eliminations heading. Although the Company owns less than 100% of the outstanding shares of Canopy, in accordance with GAAP, 100% of Canopy’s results are included and subsequently eliminated in order to reconcile to the Company’s consolidated financial statements as shown under the Consolidation and Eliminations heading.

2.    We note you present a financial measure you identify as Consolidated EBIT; however, it appears the measure is adjusted for items you identify as comparable adjustments; does not represent Consolidated EBIT presented in your consolidated statements of operations; is the same as a measure you also identify as Comparable EBIT; and is not appropriately reconciled to the most directly comparable GAAP measure. Please explain how you determined the title of this measure and related presentation is appropriate based on the guidance in Questions 100.05, 103.01 and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise the disclosures in future filings.

Company Response: The Company acknowledges the Staff’s comment. After considering the applicable guidance related to the use of non-GAAP financial measures set forth in Questions 100.05, 103.01, and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company respectfully advises the Staff that in future filings the Company will remove Consolidated EBIT from the tabular presentation of the renamed “Summarized Segment Information” section.

United States Securities and Exchange Commission
March 9, 2023

The Company respectfully advises the Staff that EBIT (earnings before interest and taxes) is calculated as Net income (loss) attributable to CBI, excluding (i) Net income (loss) attributable to noncontrolling interests, (ii) Provision for (benefit from) income taxes, (iii) Loss on extinguishment of debt, and (iv) Interest expense. Each element of EBIT is a GAAP-reported amount and is not adjusted for any comparable adjustments. Comparable EBIT is calculated as EBIT minus Comparable adjustments.

The Company would anticipate (i) using the proposed presentation in Appendix A attached hereto in future filings and (ii) including both EBIT and Comparable EBIT in the tabular presentation of “Reconciliations of GAAP to Non-GAAP Financial Measures” section using the proposed presentation in Appendix B attached hereto in future filings, both as appropriate, subject to developments between the date hereof and the date of such future filings.

Reconciliations of GAAP to Non-GAAP Financial Measures, page 13
3.    We note your reconciliations of GAAP to Non-GAAP Financial Measures presented on pages 13 and 15. We also note the format of the reconciliations remained unchanged in Earnings Releases you filed under Form 8-K in connection with your FY 2023 Form 10-Qs, including the Form 8-K you filed on January 5, 2023. It appears the reconciliations essentially represent non-GAAP income statements. Please explain to us how you determined the reconciliations are appropriate based on the revised guidance in Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

Company Response: The Company acknowledges the Staff’s comment. After considering the applicable guidance related to the use of non-GAAP financial measures set forth in Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company respectfully advises the Staff that in future filings the Company would anticipate using the proposed presentation in Appendix B attached hereto, as appropriate, subject to developments between the date hereof and the date of such future filings.

4.    We note your disclosures related to comparable adjustments on pages 14 and 16; however, it is not clear your disclosures are appropriate and fully comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K, which requires separate quantification and disclosure of each non-GAAP adjustment, or the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which prohibits adjustments related to normal operating expenses. Please explain to us why you believe the current adjustments and related presentation is appropriate or tell us how you plan to revise future filings.

Company Response: The Company acknowledges the Staff’s comment. After considering the applicable guidance related to the use of non-GAAP financial measures set forth in Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company respectfully advises the Staff that in future filings the Company would anticipate using the proposed presentation in Appendix C attached hereto, as appropriate, subject to developments between the date hereof and the date of such future filings. To provide further clarity regarding the nature of the comparable adjustments, the proposed presentation in Appendix C includes a separate line-item quantification and description of each comparable adjustment. In instances where it may not be apparent from the line-item description of a comparable adjustment, the Company has included explanatory footnote disclosure with respect to such adjustment.

United States Securities and Exchange Commission
March 9, 2023

The Company does not believe any of the comparable adjustments it has listed are normal operating expenses as evidenced by the descriptive and footnote disclosures related to the comparable adjustments.

5.    We note you present certain non-GAAP financial measures in which you exclude the impact of Canopy, an equity method investment. Please explain to us how you determined the non-GAAP financial measures are appropriate based on the guidance in Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes its presentation of certain non-GAAP financial measures in which the Company excludes the impact of Canopy, an equity method investment, complies with the applicable guidance related to the use of non-GAAP financial measures set forth in Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company considered the following in determining that the exclusion of the impact of Canopy is not an individually tailored recognition and measurement method as described in Question 100.04 as it does not: (i) change the pattern of recognition, (ii) reflect parts, but not all, of an accounting concept, or (iii) change the basis of accounting. In addition, the exclusion of the impact of Canopy neither adds transactions that are reflected on another company’s books nor renders the measure inconsistent with the economics of a transaction or an agreement.

The Company’s management uses financial measures excluding the impact of Canopy to monitor the Company’s core business and to incentivize its executives and other employees. For example, the Company does not internally forecast any future changes in the fair value of its Canopy investment measured at fair value or any future equity in earnings (losses) from its equity method investment in Canopy. Additionally, the Company’s short-term cash incentive program approved by its Human Resources Committee uses Comparable EBIT excluding Canopy equity in earnings (losses) as one of three performance measures for determining executive compensation, and it is also the threshold performance measure required for any payment to be made under the short-term cash incentive program. Accordingly, these financial measures that exclude the impact of Canopy enhance comparability between periods and provide additional information that is indicative of the Company’s current and future core operating performance as well as how its Human Resources Committee and management evaluate such performance for short-term incentive compensation purposes.

In addition, the Company provides its annual financial performance guidance to investors, financial analysts, ratings agencies, and other external users without any projected equity in earnings (losses) from its equity method investment in Canopy. Accordingly, the exclusion of the impact of Canopy from certain financial measures in the Company’s quarterly reporting enhances the comparability of its performance throughout the fiscal year relative to the Company’s annual guidance. Furthermore, such external users consistently use financial measures excluding Canopy equity earnings (losses) to assess the Company’s core operating performance, including in making comparisons to its industry competitors. As such, the Company believes that its presentation of certain non-GAAP financial measures excluding the impact of Canopy provides important transparency and valuable insight to external users that rely upon that information to understand how management views the Company’s performance and on underlying business trends and results in order to evaluate year-over-year financial performance of its ongoing core business, including relative to industry competitors.

United States Securities and Exchange Commission
March 9, 2023

Based on all of the foregoing considerations, the Company believes that disclosing certain non-GAAP financial measures which exclude the impact of Canopy does not represent an individually tailored accounting measure, but rather provides key insight into the Company’s core business in a manner consistent with how the Company and external users assess the business and measure performance. Furthermore, the Company respectfully submits that the non-GAAP presentation, together with the related disclosure of the purpose and use, as well as a presentation with equal or greater prominence of the most directly comparable GAAP measures is not misleading. On the contrary, the Company believes that it would be misleading to present only consolidated financial measures that do not exclude the impact of Canopy given the foregoing considerations.

However, in response to the Staff’s comment, the Company respectfully advises the Staff that in future filings the Company proposes to enhance its existing disclosure to provide additional clarity about the reasons for reporting certain non-GAAP financial measures which exclude the impact of Canopy. Below is an example of the proposed additional disclosure the Company would anticipate using in future filings within the Company’s Form 8-K, Exhibit 99.1 - Reconciliations of GAAP to Non-GAAP Financial Measures section (marked to show changes from the disclosures in the Filing), subject to developments between the date hereof and the date of such future filings:

Canopy Equity Earnings (Losses) and Related Activities (“Canopy EIE”)
Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors, financial analysts covering the Company, ratings agencies, and other external users valuable insight to understand how management views the Company’s performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7282 or, alternatively, Matthew Stoloff, Esq. at (480) 255-8034.

Sincerely,
CONSTELLATION BRANDS, INC.

By:	/s/ Darrell Hearne
Darrell Hearne
Senior Vice President and Controller

Cc: Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
KPMG LLP
James O. Bourdeau, Esq., Constellation Brands, Inc.
Garth Hankinson, Constellation Brands, Inc.
Lloyd H. Spencer, Esq., Nixon Peabody LLP

Appendix A - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT INFORMATION
(in millions)
(unaudited)

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these comparable adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these comparable adjustments. Amounts included below for Canopy Growth Corporation (“Canopy”) represent 100% of Canopy’s reported results on a two-month lag, prepared in accordance with GAAP, and converted from Canadian dollars to U.S. dollars. Although we own less than 100% of the outstanding shares of Canopy, 100% of its results are included in the information below and subsequently eliminated in order to reconcile to our consolidated financial statements.

	Three Months Ended			Years Ended
	February 28, 2022	February 28, 2021	Percent Change	February 28, 2022	February 28, 2021	Percent Change
Consolidated
Net sales	$2,102.5	$1,953.0	8%	$8,820.7	$8,614.9	2%
Gross profit	$1,132.6	$993.7	14%	$4,707.3	$4,466.0	5%
Operating income (loss)	$677.5	$559.3	21%	$2,331.7	$2,791.1	(16%)

Comparable adjustments (1)
Gross profit	$51.1	$(22.8)	NM	$82.4	$(51.6)	NM
Operating income (loss)	$18.6	$(4.3)	NM	$(604.1)	$(97.0)	NM

Beer
Net sales	$1,565.7	$1,376.7	14%	$6,751.6	$6,074.6	11%
Segment gross profit	$841.2	$769.5	9%	$3,677.0	$3,402.4	8%
% Net sales	53.7%	55.9%		54.5%	56.0%
Segment operating income (loss)	$613.6	$506.3	21%	$2,703.3	$2,494.3	8%
% Net sales	39.2%	36.8%		40.0%	41.1%

Wine and Spirits
Wine net sales	$468.2	$497.2	(6%)	$1,819.3	$2,208.4	(18%)
Spirits net sales	68.6	79.1	(13%)	249.8	331.9	(25%)
Net sales	$536.8	$576.3	(7%)	$2,069.1	$2,540.3	(19%)
Segment gross profit	$240.3	$247.0	(3%)	$947.9	$1,115.2	(15%)
% Net sales	44.8%	42.9%		45.8%	43.9%
Segment operating income (loss)	$121.8	$114.6	6%	$470.7	$622.4	(24%)
% Net sales	22.7%	19.9%		22.7%	24.5%

Corporate Operations and Other
Segment operating income (loss)	$(76.5)	$(57.3)	(34%)	$(238.2)	$(228.6)	(4%)

Canopy
Canopy net sales	$111.9	$117.1	(4%)	$444.3	$378.6	17%
Canopy gross profit (loss)	$8.0	$18.9	(58%)	$(18.6)	$(14.1)	(32%)
% Net sales	7.1%	16.1%		(4.2)%	(3.7)%
Canopy operating income (loss)	$(122.1)	$(425.0)	71%	$(630.1)	$(1,496.0)	58%
% Net sales	NM	NM		NM	NM

Consolidation and Eliminations
Net sales	$(111.9)	$(117.1)	4%	$(444.3)	$(378.6)	(17%)
Gross profit (loss)	$(8.0)	$(18.9)	58%	$18.6	$14.1	32%
Operating income (loss)	$122.1	$425.0	(71%)	$630.1	$1,496.0	(58%)

NM=Not Meaningful
(1)See page 3 for further information on comparable adjustments.

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Appendix B - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Please refer to our investor relations website at ir.cbrands.com/financial-information/financial-history-non-gaap for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended			Years Ended
	February 28, 2022	February 28, 2021	Percent Change	February 28, 2022	February 28, 2021	Percent Change
Net income (loss) attributable to CBI (GAAP)	$395.4	$382.9	3%	$(40.4)	$1,998.0	(102%)

Plus: Net income (loss) attributable to noncontrolling interests (GAAP)	10.2	7.7		41.4	33.8
Provision for (benefit from) income taxes (GAAP)	92.3	94.7		309.4	511.1
Loss on extinguishment of debt (GAAP)	—	4.0		29.4	12.8
Interest expense (GAAP)	85.9	89.8		356.4	385.7
EBIT (Non-GAAP)	583.8	579.1	1%	696.2	2,941.4	(76%)
Less: Comparable adjustments (Non-GAAP) (1)	(38.9)	48.4		(2,092.3)	168.2
Comparable EBIT (Non-GAAP)	$622.7	$530.7	17%	$2,788.5	$2,773.2	1%

	Three Months Ended			Years Ended
	February 28, 2022	February 28, 2021	Percent Change	February 28, 2022	February 28, 2021	Percent Change
Net income (loss) attributable to CBI (GAAP)	$395.4	$382.9	3%	$(40.4)	$1,998.0	(102%)
Less: Comparable adjustments (Non-GAAP) (1)	(56.3)	27.2		(2,000.2)	51.5
Comparable net income (loss) attributable to CBI (Non-GAAP)	$451.7	$355.7	27%	$1,959.8	$1,946.5	1%

	Three Months Ended			Years Ended
	February 28, 2022	February 28, 2021	Percent Change	February 28, 2022	February 28, 2021	Percent Change
EPS (GAAP)	$2.07	$1.95	6%	$(0.22)	$10.23	(102%)
Less: Comparable adjustments (Non-GAAP)	(0.30)	0.14		(10.41)	0.26
Comparable EPS (Non-GAAP) (2)	$2.37	$1.82	30%	$10.20	$9.97	2%

Weighted average common shares outstanding - diluted (2)	190.685	195.942		167.431	195.308
(1)See page 3 for further information on comparable adjustments.
(2)Comparable EPS may not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per share are calculated on a fully dilutive basis. For the year ended February 28, 2022, we have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

Class B Convertible Common Stock	23.225
Stock-based awards, primarily stock options	1.566
24.791

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Appendix C - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

The comparable adjustments that impacted comparability in our results for each period are as follows:

	Three Months Ended		Years Ended
	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
Net gain (loss) on undesignated commodity derivative contracts (1)	$61.8	$25.4	$109.9	$25.1
Net flow through of reserved inventory (2)	0.5	—	12.1	—
Settlements of undesignated commodity derivative contracts (1)	(11.1)	1.4	(35.9)	31.6
Strategic business development costs (3)	—	(4.0)	(2.6)	(29.8)
Recovery of (loss on) inventory write-down (4)	—	(43.9)	(1.0)	(70.4)
Flow through of inventory step-up	(0.1)	(0.3)	(0.1)	(0.4)
COVID-19 incremental costs (5)	—	(1.3)	—	(7.6)
Accelerated depreciation	—	(0.1)	—	(0.1)
Comparable adjustments, Gross profit	51.1	(22.8)	82.4	(51.6)

Transition services agreements activity (6)	(7.5)	0.4	(19.2)	0.4
Restructuring and other strategic business development costs (3)	0.5	(2.3)	0.6	(23.9)
Transaction, integration, and other acquisition-related costs (7)	(0.6)	(2.2)	(1.4)	(7.6)
Net gain (loss) on foreign currency derivative contracts (8)	—	—	—	(8.0)
Impairment of intangible assets (9)	—	(6.0)	—	(6.0)
COVID-19 incremental costs (5)	—	—	—	(4.8)
Impairment of brewery construction in progress (10)	—	—	(665.9)	—
Impairment of assets held for sale (11)	—	—	—	(24.0)
Gain (loss) on sale of business (12)	(0.2)	18.9	1.7	14.2
Other gains (losses) (13)	(24.7)	9.7	(2.3)	14.3
Comparable adjustments, Operating income (loss)	18.6	(4.3)	(604.1)	(97.0)

Income (loss) from unconsolidated investments (14)	(57.5)	52.7	(1,488.2)	265.2
Comparable adjustments, EBIT	(38.9)	48.4	(2,092.3)	168.2

Loss on extinguishment of debt (15)	—	(4.0)	(29.4)	(12.8)
Comparable adjustments, (Provision for) benefit from income taxes (16)	(17.4)	(17.2)	121.5	(103.9)
Comparable adjustments, Net income (loss) attributable to CBI	$(56.3)	$27.2	$(2,000.2)	$51.5
(1)Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.
(2)We sold reserved inventory previously written down during the company’s fiscal year ended February 28, 2021, following significant wildfires that broke out in California, Oregon, and Washington states which affected the 2020 U.S. grape harvest (“2020 U.S. wildfires”) during the company’s fiscal year ended February 28, 2022.
(3)We recognized costs primarily in connection with initiatives to optimize our portfolio, gain efficiencies, and reduce our cost structure within the Wine and Spirits segment.
(4)We recognized a loss primarily on the write-down of bulk wine inventory and certain grapes as a result of smoke damage sustained during the 2020 U.S. wildfires.

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Appendix C - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

(5)We recognized costs for incremental wages and hazard payments to employees, purchases of personal protective equipment, more frequent and thorough cleaning and sanitization of our facilities, costs associated with the unused beer keg reimbursement program with distributors, payments to third-party general contractors to maintain their workforce for expansion activities at the Obregon Brewery, and recognized costs for incremental wages and hazard payments to employees.
(6)We recognized costs in connection with transition services agreements related to the Wine and Spirits Divestitures.
(7)We recognized transaction, integration, and other acquisition-related costs in connection with our investments, acquisitions, and divestitures.
(8)We recognized a net loss primarily in connection with the settlement of foreign currency forward contracts entered into to fix the U.S. dollar cost of the May 2020 exercise of warrants that gave us the option to purchase 18.9 million common shares of Canopy.
(9)We recognized trademark impairment losses related to our Beer segment’s Four Corners craft beer trademark asset.
(10)We recognized an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery.
(11)We recognized impairments of long-lived assets held for sale in connection with the Wine and Spirits Divestitures and the Concentrate Business Divestiture.
(12)We recognized a net gain (loss) primarily on the completion of the Paul Masson Divestiture and the Wine and Spirits Divestitures.

(13)	Primarily includes the following:
		Three Months Ended		Years Ended
		February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
	Gain from remeasurement of previously held equity method investment	$—	$—	$13.5	$—
	Decrease (increase) in estimated fair values of contingent liabilities associated with prior period acquisitions	$(9.6)	$9.7	$(9.6)	$9.7
	Property tax settlement	$—	$—	$10.4	$—
	Adjustment to understated excise tax accruals primarily related to a prior period acquisition	$(13.3)	$—	$(13.3)	$—
	Gain on sale of certain non-core assets	$—	$—	$—	$8.8
(14)We recognized income (loss) primarily from (i) an unrealized gain (loss) from the changes in fair value of our securities measured at fair value, (ii) comparable adjustments to equity in earnings (losses) from Canopy’s results, including equity in losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align production capability with projected demand, and (iii) a net gain recognized from the sale of an equity method investment made through our corporate venture capital function during the year ended February 28, 2022.
(15)We recognized losses primarily from make-whole payments in connection with the early redemption of certain senior notes.

(16)
The effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the comparable adjustment was recognized. Comparable adjustments, (Provision for) benefit from income taxes also include items solely impacting income taxes and primarily consist of the following:

		Three Months Ended		Years Ended
		February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
	Net income tax (provision) benefit recognized for adjustments to valuation allowances	$—	$(4.8)	$3.1	$(33.7)
	Net income tax provision recognized as a result of a legislative update in Switzerland	$—	$—	$(11.9)	$—
	Net income tax benefit recognized due to the release of a deferred tax liability associated with an intra-entity transfer of assets	$18.9	$—	$18.9	$—
	Legislative and governmental initiatives under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”)	$—	$—	$—	$(10.9)

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